ORKLA

P.O.Box 423 Skøyen, N-0213 C
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 22 June 2007, in connection with Orkla's option programme, 33,000 synthetic options were exercised at a strike price of NOK 20.56.

Primary insider Mikael Aru (Managing Director Procordia Food AB) exercised 33,000 synthetic options to settled price of NOK 107.25. After this transaction Aru's new holding in Orkla ASA is 1,600 shares, 30,000 options and 34,000 synthetic options.

A total of 8,696,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,645,460 of its own shares.

Orkla ASA
Oslo, 22 June 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations
Tel.: +47 2254 4455

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ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 19 June 2007, in connection with Orkla's option programme, 10,000 options were exercised at a strike price of NOK 27.20.

A total of 8,696,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,645,460 of its own shares.

Orkla ASA
Oslo, 19 June 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations
Tel.: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 18 June 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.00.

Primary insider Tor Aamot (SVP Human Resources in Orkla ASA) exercised 15,000 options and at the same time sold 15,000 shares in the market at a average price of NOK 108.58. After this transaction Aamot's holdings in Orkla ASA are 40,600 shares and 55,000 options.

A total of 8,706,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,655,460 of its own shares.

Orkla ASA
Oslo, 19 June 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations
Tel.: +47 2254 4455

END